Exhibit 1.01

Alphabet Inc.
Conflict Minerals Report
For The Year Ended December 31, 2023

This Conflict Minerals Report for the year ended December 31, 2023 (this “CMR”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), which requires certain reporting and disclosure related to conflict minerals. Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”)1 for the purpose of this assessment. These requirements apply to registrants whatever the geographic origin of their conflict minerals and whether or not their conflict minerals fund armed conflict. Please refer to the Rule, Form SD, and SEC Release No. 34-67716 for definitions to the terms used in this CMR, unless otherwise defined herein.

Statements in this CMR are based on our due diligence activities performed in good faith for the calendar year 2023 and are based on information available at the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter and/or refiner (collectively referred to as “smelter(s)”) data, errors or omissions by suppliers or smelters, ongoing certifications of smelters, continued guidance or amendments to the Rule, and other issues. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties.

References to our websites and information available through these websites are not incorporated into this CMR.

Throughout this CMR, we use “Alphabet,” “we,” “our,” “us” and similar terms to refer to Alphabet Inc. and its subsidiaries (collectively, “Alphabet”), unless otherwise indicated, and use “Google” to refer to Google LLC, a wholly owned subsidiary of Alphabet.

1.Overview

(A) Company

Alphabet is a collection of businesses — the largest of which is Google — which we report as two segments: Google Services and Google Cloud; we also report all non-Google businesses collectively as Other Bets. Alphabet’s structure is about helping each of our businesses prosper through strong leaders and independence.

Our Google Services and Google Cloud segments together represented approximately 99% of our consolidated revenues in 2023. Our Google Services segment generates revenues primarily by delivering both performance advertising and brand advertising. In addition, Google Services increasingly generates revenues from products and services beyond advertising, including (i) consumer subscriptions, which primarily include revenues from YouTube services, such as YouTube TV, YouTube Music and Premium; (ii) platforms, which primarily include revenues from Google Play from the sales of apps and in-app purchases; and (iii) devices, which primarily include sales of the Pixel family of devices. Our Google Cloud segment generates revenues primarily from consumption-based fees and subscriptions for infrastructure, platform, collaboration tools and other cloud services. Our Other Bets are emerging businesses at various stages of development, ranging from those in the research and
1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

development phase to those that are in the beginning stages of commercialization, and our goal is for them to become thriving, successful businesses.

(B) In-Scope Products

Products assessed for the scoping of the CMR included tangible products that enter the stream of commerce as defined by the Rule. The hardware products considered in scope for this CMR pertain to consumer-facing devices such as healthcare technology, home devices, phones, wearable devices, streaming devices, tablets, video cameras, and, more specifically, the components of the hardware, such as circuit boards, chips, capacitors, alloys, motor components, and wires.

(C) Supply Chain

Our supply chain consists of a broad range of suppliers and several manufacturing models. Other companies manufacture the hardware components, such as those described in 1(B), on our behalf. Whether we are working with Original Equipment Manufacturers or more closely with the product design, we do not directly purchase raw materials and are several tiers away from the smelter and country of origin of the 3TG used in our products. In addition, many of the suppliers we work with are not directly subject to the Rule and its corresponding requirements. To influence activities through multiple tiers of the supply chain, we actively engage with a variety of industry members, including the Responsible Minerals Initiative (the “RMI”). Our engagement with RMI includes using tools such as the Conflict Minerals Reporting Template (the “CMRT”), Extended Minerals Reporting Template (the "EMRT") for select suppliers, and participating in numerous workgroups and activities that support the RMI’s efforts, including the Responsible Minerals Assurance Process (the “RMAP”).

(D) Conflict Minerals Policy

We believe it is essential to establish validated conflict-free sources of 3TG within the Democratic Republic of the Congo (the “DRC”) and adjoining countries (together, with the DRC, the “Covered Countries”), so that these minerals can be procured in a way that contributes to economic growth and development in the region. To aid in this effort, we have established a conflict minerals policy and an internal team to implement the policy. Our conflict minerals policy is accessible on our website at https://abc.xyz/investor/conflictminerals/.We expect our suppliers to assure the 3TG in our products are sourced from conformant conflict-free smelters, such as those audited through the RMI’s RMAP (http://www.responsiblemineralsinitiative.org), the London Bullion Market Association (LBMA) or the Responsible Jewellery Council (RJC), each of whom perform due diligence on the source and chain of custody of the 3TG used in our products and provide their due diligence measures to us upon request. The due diligence standards of the aforementioned organizations all meet the OECD Due Diligence Standard, which is discussed further below.

2.Reasonable Country of Origin Inquiry

To identify which of our suppliers to survey regarding the source of the 3TG used in our products, we inventoried our products to determine which products were either manufactured or contracted for manufacture by us between January 1, 2023 and December 31, 2023, and if they were intended to enter the stream of commerce. For all products in scope, we identified and compiled a list of our suppliers (our “in-scope suppliers”) from whom we requested information regarding their sourcing of 3TG.We requested that such identified in-scope suppliers provide us with information regarding their supply chain using the CMRT from the RMI. We also followed up with our own company-developed tools and templates to review CMRT completeness, ensure at least a base minimum of response across all respondents, and identify potential inconsistencies. The CMRT included questions about location or mine of origin of the 3TG in the products, and requested in-scope suppliers to make similar efforts to survey their supply chains and report the smelters and location or mine of origin of necessary 3TG. We reviewed and monitored responses from our in-scope suppliers and followed up if we identified information to be incomplete or inconsistent with the information we would expect from the supplier. Our follow-up actions included the following:

•If an in-scope supplier did not respond, we initiated a supplier escalation process until a response was received.
•If an in-scope supplier had inconsistent or incomplete information, we contacted the supplier and requested updated information, provided additional training resources, and reaffirmed our applicable supplier codes of conduct and conflict minerals policy expectations.
•We worked with suppliers to improve their responses and commitment to conflict-free sourcing at both company and product levels and sourcing from RMAP conformant smelters.
•We also encouraged suppliers to join industry collaborations to further support conflict-free sourcing.

We received a 100% response rate from our in-scope suppliers who provided data to us at either the company or product level. In-scope suppliers are continuously gathering information from their suppliers and we continue to work with them to ensure that suppliers are fully represented.

Some in-scope supplier responses indicated that some smelters used by them at various levels of our supply chain obtain 3TG from the Covered Countries. Some in-scope supplier responses also indicated sourcing 3TG from outside of the Covered Countries, from recycled or scrap sources, and/or from unknown origins. Based on the results of our supply chain survey and the nature of our supply chain as described in Section 1(C) above, we were unable to verify with certainty the source and chain of custody of all of the 3TG used by our suppliers and in our products. We completed due diligence on all smelters reported in our supply chain as described in Section 3 below.

3.Due Diligence

Our due diligence measures were designed to conform in all material respects to the five step framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”).

Below is a description of our due diligence activities performed for the 2023 reporting year as they relate to the five-step framework set forth in the OECD Guidance.

OECD Step 1 - Establish strong company management systems
•Our conflict minerals policy described in Section 1(D) is publicly available on our Investor Relations website.

•Our governance structure includes senior management from our in-scope supply chains, legal and finance organizations who are responsible for monitoring our due diligence activities. Oversight of the program consists of our CFO, Chief Compliance Officer, and vice presidents from supply chain and business operations, finance, and legal.
•We include responsible sourcing and due diligence requirements in our applicable supplier codes of conduct and in supplier contract templates. Our suppliers are expected to source from conflict-free sources, and utilize the CMRT to disclose sourcing information about the 3TG in their products. We provide additional templates for follow-up, training and resources to our suppliers on our requirements.
•Our product areas utilize a system that includes online platforms for storing and managing our conflict minerals due diligence activities, communications, and results.
•We have a document retention policy for maintaining conflict minerals program documentation for a minimum of five years.
•We have a grievance mechanism for reporting violations of our policies.

OECD Step 2 - Identify and assess risk in the supply chain
•We requested that our in-scope suppliers provide a CMRT to collect information about the smelters of 3TG used in our products.
•We assessed the CMRTs received from our in-scope suppliers for completeness, and reasonableness based on OECD Guidance for Conflict and High Risk Areas (CAHRAs) globally, including the Covered Countries.
•We validated each smelter disclosed by our in-scope suppliers by checking against the smelter data provided by the RMI.
•We provided conflict minerals feedback as needed to in-scope suppliers that were audited by our internal Supplier Responsibility audit program.
•For the seventh consecutive year, we utilized an independent third party to provide an assessment of 100% of the smelters disclosed by our in-scope suppliers, to track data, and to identify risks in smelters that have not yet undergone the RMAP. This prompted additional direct follow-up with smelters and suppliers.
•We communicated with in-scope suppliers that reported smelters which were not yet identified as RMAP conformant. We worked with in-scope suppliers to improve the completeness and accuracy of their responses and fostered their ongoing commitment to conflict-free minerals at both company and product levels. We also encouraged all suppliers to join industry collaborations.
•We developed a plan, for in-scope suppliers not sourcing exclusively from conformant smelters for products, to bring those smelters into conformance.
•We worked with our in-scope suppliers and reviewed the CMRT responses they received from their suppliers. This process helped inform our direct suppliers on how to identify risks in the information they receive from their suppliers. As part of this process, we also encouraged suppliers to source from RMAP conformant smelters in the DRC and other CAHRAs.

OECD Step 3 - Design and implement a strategy to respond to identified risks
Program Governance:
•We created a list of suppliers for in-scope product areas that are in conformance with our Supplier Code of Conduct, and we use this list to guide our supplier selections and continuing business with known conflict-free sourcing suppliers.
•We provided updates to our Supplier Responsibility team, Supplier Responsibility Steering Committee, and Audit and Compliance Committee on our due diligence activities and CMR.

Supplier Due Diligence and Industry Engagement:

•We reviewed allegations and incidents in the supply chain and worked with suppliers and industry stakeholders to improve responsible sourcing outcomes. One way we do this is by encouraging suppliers to adopt responsible sourcing policies and practices instead of banning all minerals from the DRC and Covered Countries, which negatively impacts communities that depend on mining.
•We also contributed to the RMI upstream due diligence fund and conducted due diligence on smelters in the DRC and Covered Countries through direct outreach as part of the RMI Smelter Engagement Team Working Group. We emphasized the importance of RMAP conformance when we engaged with smelters that were not yet conformant or active.

Economic and Energy Sustainability:
•Diversifying economies, investing in sustainable development, and providing for alternative livelihoods are important components of any strategy to promote responsible mining. Thus, we contributed funding to the Public-Private Alliance for Responsible Minerals Trade (PPA), which signed a renewed 2023 Memorandum of Understanding that extended Google’s partnership for five more years. PPA also broadened its scope to focus on global transition minerals beyond 3TG within and outside of the Great Lakes Region of Africa in order to respond to global minerals demand.
•As planned, we transitioned ownership of Congo Power projects to the PPA, and we helped formalize and centralize a partnership with the PPA and other donors to continue these energy sustainability efforts2. For example, this work provided two solar energy installations for the Good Shepherd International Foundation (also known as Bon Pasteur), which works directly with mining communities to address human rights abuses. The Foundation specifically focuses on breaking the cycle of abuse against children, women, and girls. The last step of installation was completed in early 2024.
•Separate from Congo Power, we also began scoping a solar installation that will provide renewable energy to a Fair Cobalt Alliance partner organization. This is expected to be deployed in mid-2024 and is a continuation of our work on advancing energy resources and alternative livelihoods.

OECD Step 4 - Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain
•We joined the RMI in 2013 (member ID: GOOG), and we continue to be a member.
•We relied upon the RMI to validate that companies meet the criteria of a smelter, and then verify that they conform to the RMAP.
•We worked with a third party to provide an assessment of smelters not participating in RMI to give Alphabet visibility on all smelters identified in supplier outreach.
•We conducted supplier responsibility audits with independent third parties on a portion of our suppliers with a risk-based approach, which included reviewing their conflict minerals programs.
•We continued activities to supplement the RMAP process and audits such as direct inquiries, communications, and development of industry tools to support audit programs and reporting mechanisms. This allowed us to better understand issues smelters face in the compliance process and how we can best align to support management systems used for compliance and in-region due diligence.
•We continued our communication with civil society and NGOs with staff operating on the ground during the 2023 cycle. These communications helped us to better understand risks and opportunities, such as enhancing responsible supply chains.

OECD Step 5 - Report annually on supply chain due diligence
2 Congo Power is an effort we began in 2017 to provide energy resources, alternative opportunities for livelihoods, and increased economic stability to communities committed to responsible sourcing. The newly developed partnership group expects to initiate a slate of grants in the second half of 2024, which are intended to grow Congo Power’s scope and impact through updating grantee evaluation criteria and expanding current objectives. Current objectives primarily focus on developing renewable electricity, but they will expand to include additional social objectives, such as gender equity.

•We publish a CMR annually, and our reports are accessible on our Investor Relations website at https://abc.xyz/investor/conflictminerals/.
•We published our 2023 Supplier Responsibility Report, which also included an update on our conflict minerals program and industry collaborations (https://sustainability.google/reports/).

4.Due Diligence Results

Smelter Disclosure

Based on our due diligence of the information provided by our in-scope suppliers for the 2023 reporting period, we have reason to believe that a portion of the 3TG used in our products originated from the Covered Countries. In some instances, information provided by our in-scope suppliers was unverifiable or incomplete and, as such, we are not declaring any of our products to be “DRC Conflict Free” since we were unable to verify with certainty the source and chain of custody of all of the necessary 3TG in our products. Based on the due diligence performed, our suppliers identified 302 unique smelters and we evaluated each of them based on third party audits and/or assessments; 224 are considered “conformant” and 5 are considered “active” on the RMI website. Based on our third party assessment and RCOI, we identified an additional 70 smelters as not sourcing from the Covered Countries (or have no reason to believe they are sourcing from the Covered Countries) bringing the total number of smelters identified as “conformant”, “active” or not sourcing from the DRC to 299 (99%). As for the 3 remaining smelters, the RMI statuses were updated to “Non Conformant” in Q4 2023 for 2 of them and early 2024 for the remaining 1. Our suppliers have communicated a need for further time to rectify the use of these non-conformant smelters, and we are currently engaging with them and supporting their efforts to do so.

The results of our due diligence on the 3TG used in our in-scope products are noted below:

2023 Smelters	Tin	Tungsten	Tantalum	Gold	Total
Total number of smelters	85	38	36	143	302

Number (%) of smelters listed as “conformant” by RMI	68 (80%)	32 (84%)	35 (97%)	89 (62%)	224 (74%)
Number (%) of smelters listed as “active” by RMI	2 (2%)	0 (0%)	1 (3%)	2 (1%)	5 (2%)
Number (%) of smelters confirmed by an independent third party to not be sourcing from the Covered Countries	15 (18%)	6 (16%)	0 (0%)	49 (34%)	70 (23%)
Number (%) of smelters that are conformant, active, or not sourced from the Covered Countries	85 (100%)	38 (100%)	36 (100%)	140 (98%)	299 (99%)

Efforts to Determine Mine or Location of Origin

As part of our due diligence process described in Section 3 of this report, we worked to ensure that our efforts to identify mines and the countries of origin of the 3TG in our products have been reasonable and aligned with industry practices through our support of processes and tools developed by the RMI.

5.Continuous Improvement in Understanding Source of Material

We recognize that efforts to reduce violence associated with conflict minerals are ongoing and are required to continually adapt to changing situations. We are committed to reviewing our compliance processes and actively engaging upstream directly in-region for opportunities to improve our processes.

We include more detail on our policies and our results in our Supplier Responsibility Report, including work in other minerals and materials and in other regions that are not in scope of the Rules.

We will continue to review our compliance processes including, but not limited to, taking the following steps for the 2024 reporting year:

•We will continue to engage with in-scope suppliers to gain better visibility of the country of origin and chain of custody of the 3TG used in our in-scope products.
•We will use and encourage our in-scope suppliers to use publicly available tools from the RMI.
•We will continue to work with our in-scope suppliers and engage with our supply chain to increase the quality of the data provided to us.
•We will continue to be a member of the RMI, and contribute to the various initiatives and working groups, as described above.
•We will continue to encourage our in-scope suppliers to source from conflict-free smelters that are listed as conformant by the RMI.
•As we enter into contracts with new suppliers and renew contracts with existing suppliers, we will continue to include requirements that our suppliers support our conflict minerals policy and due diligence efforts.
•We will continue to explore additional opportunities to support livelihoods and health, improve conservation outcomes, improve stability, and support renewable energy projects to enhance conflict-free mining communities.

Appendix I: Smelter List

Metal	Smelter Name	Smelter Location Country
Gold	Advanced Chemical Company	UNITED STATES OF AMERICA
Gold	Aida Chemical Industries Co., Ltd.	JAPAN
Gold	Agosi AG	GERMANY
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	BRAZIL
Gold	Argor-Heraeus S.A.	SWITZERLAND
Gold	Asahi Pretec Corp.	JAPAN
Gold	Asaka Riken Co., Ltd.	JAPAN
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S	TURKEY
Gold	Aurubis AG	GERMANY
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES
Gold	Boliden Ronnskar	SWEDEN
Gold	C. Hafner GmbH + Co. KG	GERMANY
Gold	Caridad	MEXICO
Gold	CCR Refinery - Glencore Canada Corporation	CANADA
Gold	Cendres + Metaux S.A.	SWITZERLAND
Gold	Yunnan Copper Industry Co., Ltd.	CHINA
Gold	Chimet S.p.A.	ITALY
Gold	Chugai Mining	JAPAN
Gold	DSC (Do Sung Corporation)	KOREA, REPUBLIC OF
Gold	Dowa	JAPAN
Gold	Eco-System Recycling Co., Ltd. East Plant	JAPAN
Gold	Refinery of Seemine Gold Co., Ltd.	CHINA
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA
Gold	LT Metal Ltd.	KOREA, REPUBLIC OF
Gold	Heimerle + Meule GmbH	GERMANY
Gold	Heraeus Metals Hong Kong Ltd.	CHINA
Gold	Heraeus Germany GmbH Co. KG	GERMANY
Gold	Hunan Chenzhou Mining Co., Ltd.	CHINA
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CHINA
Gold	HwaSeong CJ CO., LTD.	KOREA, REPUBLIC OF
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CHINA
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN
Gold	Istanbul Gold Refinery	TURKEY
Gold	Japan Mint	JAPAN
Gold	Jiangxi Copper Co., Ltd.	CHINA
Gold	Asahi Refining USA Inc.	UNITED STATES OF AMERICA
Gold	Asahi Refining Canada Ltd.	CANADA
Gold	JX Nippon Mining & Metals Co., Ltd.	JAPAN
Gold	Kazakhmys Smelting LLC	KAZAKHSTAN

Gold	Kazzinc	KAZAKHSTAN
Gold	Kennecott Utah Copper LLC	UNITED STATES OF AMERICA
Gold	Kojima Chemicals Co., Ltd.	JAPAN
Gold	Kyrgyzaltyn JSC	KYRGYZSTAN
Gold	L'azurde Company For Jewelry	SAUDI ARABIA
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA
Gold	LS MnM Inc	KOREA, REPUBLIC OF
Gold	Materion	UNITED STATES OF AMERICA
Gold	Matsuda Sangyo Co., Ltd.	JAPAN
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE
Gold	Metalor Technologies S.A.	SWITZERLAND
Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	MEXICO
Gold	Mitsubishi Materials Corporation	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	TURKEY
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Gold	Nihon Material Co., Ltd.	JAPAN
Gold	Ohura Precious Metal Industry Co., Ltd.	JAPAN
Gold	MKS PAMP SA	SWITZERLAND
Gold	Penglai Penggang Gold Industry Co., Ltd.	CHINA
Gold	PT Aneka Tambang (Persero) Tbk	INDONESIA
Gold	PX Precinox S.A.	SWITZERLAND
Gold	Rand Refinery (Pty) Ltd.	SOUTH AFRICA
Gold	Royal Canadian Mint	CANADA
Gold	Sabin Metal Corp.	UNITED STATES OF AMERICA
Gold	Samduck Precious Metals	KOREA, REPUBLIC OF
Gold	Samwon Metals Corp.	KOREA, REPUBLIC OF
Gold	SEMPSA Joyeria Plateria S.A.	SPAIN
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CHINA
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA
Gold	Sichuan Tianze Precious Metals Co., Ltd.	CHINA
Gold	Solar Applied Materials Technology Corp.	TAIWAN, PROVINCE OF CHINA
Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN
Gold	Super Dragon Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	CHINA
Gold	Shandong Gold Smelting Co., Ltd.	CHINA
Gold	Tokuriki Honten Co., Ltd.	JAPAN
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CHINA
Gold	Torecom	KOREA, REPUBLIC OF
Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM
Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA

Gold	Valcambi S.A.	SWITZERLAND
Gold	Western Australian Mint (T/a The Perth Mint)	AUSTRALIA
Gold	Yamakin Co., Ltd.	JAPAN
Gold	Yokohama Metal Co., Ltd.	JAPAN
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	CHINA
Gold	Morris and Watson	NEW ZEALAND
Gold	SAFINA A.S.	CZECHIA
Gold	Guangdong Jinding Gold Limited	CHINA
Gold	Umicore Precious Metals Thailand	THAILAND
Gold	MMTC-PAMP India Pvt., Ltd.	INDIA
Gold	KGHM Polska Miedz Spolka Akcyjna	POLAND
Gold	Singway Technology Co., Ltd.	TAIWAN, PROVINCE OF CHINA
Gold	Shandong Humon Smelting Co., Ltd.	CHINA
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	CHINA
Gold	Al Etihad Gold Refinery DMCC	UNITED ARAB EMIRATES
Gold	Emirates Gold DMCC	UNITED ARAB EMIRATES
Gold	T.C.A S.p.A	ITALY
Gold	REMONDIS PMR B.V.	NETHERLANDS
Gold	Korea Zinc Co., Ltd.	KOREA, REPUBLIC OF
Gold	TOO Tau-Ken-Altyn	KAZAKHSTAN
Gold	Abington Reldan Metals, LLC	UNITED STATES OF AMERICA
Gold	SAAMP	FRANCE
Gold	L'Orfebre S.A.	ANDORRA
Gold	8853 S.p.A.	ITALY
Gold	Italpreziosi	ITALY
Gold	WIELAND Edelmetalle GmbH	GERMANY
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	AUSTRIA
Gold	AU Traders and Refiners	SOUTH AFRICA
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	INDIA
Gold	Sai Refinery	INDIA
Gold	Modeltech Sdn Bhd	MALAYSIA
Gold	Bangalore Refinery	INDIA
Gold	Degussa Sonne / Mond Goldhandel GmbH	GERMANY
Gold	Pease & Curren	UNITED STATES OF AMERICA
Gold	SungEel HiMetal Co., Ltd.	KOREA, REPUBLIC OF
Gold	Planta Recuperadora de Metales SpA	CHILE
Gold	Safimet S.p.A	ITALY
Gold	State Research Institute Center for Physical Sciences and Technology	LITHUANIA
Gold	NH Recytech Company	KOREA, REPUBLIC OF
Gold	QG Refining, LLC	UNITED STATES OF AMERICA
Gold	CGR Metalloys Pvt Ltd.	INDIA
Gold	Sovereign Metals	INDIA
Gold	Eco-System Recycling Co., Ltd. North Plant	JAPAN

Gold	Eco-System Recycling Co., Ltd. West Plant	JAPAN
Gold	Augmont Enterprises Private Limited	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 1)	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 2)	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 3)	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 4)	INDIA
Gold	K.A. Rasmussen	NORWAY
Gold	Alexy Metals	UNITED STATES OF AMERICA
Gold	MD Overseas	INDIA
Gold	Metallix Refining Inc.	UNITED STATES OF AMERICA
Gold	Metal Concentrators SA (Pty) Ltd.	SOUTH AFRICA
Gold	WEEEREFINING	FRANCE
Gold	Gold by Gold Colombia	COLOMBIA
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CHINA
Tantalum	F&X Electro-Materials Ltd.	CHINA
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA
Tantalum	AMG Brasil	BRAZIL
Tantalum	Metallurgical Products India Pvt., Ltd.	INDIA
Tantalum	Mineracao Taboca S.A.	BRAZIL
Tantalum	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Tantalum	NPM Silmet AS	ESTONIA
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	QuantumClean	UNITED STATES OF AMERICA
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	Taki Chemical Co., Ltd.	JAPAN
Tantalum	Telex Metals	UNITED STATES OF AMERICA
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum	D Block Metals, LLC	UNITED STATES OF AMERICA
Tantalum	FIR Metals & Resource Ltd.	CHINA
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	CHINA
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	KEMET de Mexico	MEXICO
Tantalum	TANIOBIS Co., Ltd.	THAILAND
Tantalum	TANIOBIS GmbH	GERMANY
Tantalum	QSIL Metals Hermsdorf GmbH	GERMANY
Tantalum	Materion Newton Inc.	UNITED STATES OF AMERICA
Tantalum	TANIOBIS Japan Co., Ltd.	JAPAN
Tantalum	TANIOBIS Smelting GmbH & Co. KG	GERMANY
Tantalum	Global Advanced Metals Boyertown	UNITED STATES OF AMERICA
Tantalum	Global Advanced Metals Aizu	JAPAN

Tantalum	Resind Industria e Comercio Ltda.	BRAZIL
Tantalum	Jiangxi Tuohong New Raw Material	CHINA
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	CHINA
Tantalum	PowerX Ltd.	RWANDA
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA
Tin	Alpha	UNITED STATES OF AMERICA
Tin	PT Aries Kencana Sejahtera	INDONESIA
Tin	PT Premium Tin Indonesia	INDONESIA
Tin	Dowa	JAPAN
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Estanho de Rondonia S.A.	BRAZIL
Tin	Fenix Metals	POLAND
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CHINA
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA
Tin	China Tin Group Co., Ltd.	CHINA
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA
Tin	Mineracao Taboca S.A.	BRAZIL
Tin	Minsur	PERU
Tin	Mitsubishi Materials Corporation	JAPAN
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND
Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)
Tin	PT Artha Cipta Langgeng	INDONESIA
Tin	PT Babel Inti Perkasa	INDONESIA
Tin	PT Babel Surya Alam Lestari	INDONESIA
Tin	PT Bangka Tin Industry	INDONESIA
Tin	PT Belitung Industri Sejahtera	INDONESIA
Tin	PT Bukit Timah	INDONESIA
Tin	PT Mitra Stania Prima	INDONESIA
Tin	PT Panca Mega Persada	INDONESIA
Tin	PT Prima Timah Utama	INDONESIA
Tin	PT Refined Bangka Tin	INDONESIA
Tin	PT Sariwiguna Binasentosa	INDONESIA
Tin	PT Stanindo Inti Perkasa	INDONESIA
Tin	PT Timah Tbk Kundur	INDONESIA
Tin	PT Timah Tbk Mentok	INDONESIA
Tin	PT Timah Nusantara	INDONESIA
Tin	PT Tinindo Inter Nusa	INDONESIA
Tin	PT Tommy Utama	INDONESIA
Tin	Rui Da Hung	TAIWAN, PROVINCE OF CHINA
Tin	Soft Metais Ltda.	BRAZIL
Tin	Thaisarco	THAILAND

Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CHINA
Tin	VQB Mineral and Trading Group JSC	VIET NAM
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA
Tin	CV Venus Inti Perkasa	INDONESIA
Tin	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL
Tin	PT Tirus Putra Mandiri	INDONESIA
Tin	Melt Metais e Ligas S.A.	BRAZIL
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES
Tin	CV Ayi Jaya	INDONESIA
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	VIET NAM
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	VIET NAM
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	VIET NAM
Tin	PT Rajehan Ariq	INDONESIA
Tin	PT Cipta Persada Mulia	INDONESIA
Tin	An Vinh Joint Stock Mineral Processing Company	VIET NAM
Tin	Resind Industria e Comercio Ltda.	BRAZIL
Tin	Super Ligas	BRAZIL
Tin	Aurubis Beerse	BELGIUM
Tin	Aurubis Berango	SPAIN
Tin	PT Bangka Prima Tin	INDONESIA
Tin	PT Sukses Inti Makmur (SIM)	INDONESIA
Tin	PT Menara Cipta Mulia	INDONESIA
Tin	HuiChang Hill Tin Industry Co., Ltd.	CHINA
Tin	Modeltech Sdn Bhd	MALAYSIA
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA
Tin	PT Bangka Serumpun	INDONESIA
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CHINA
Tin	Ma'anshan Weitai Tin Co., Ltd.	CHINA
Tin	PT Rajawali Rimba Perkasa	INDONESIA
Tin	Luna Smelter, Ltd.	RWANDA
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CHINA
Tin	Precious Minerals and Smelting Limited	INDIA
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	CHINA
Tin	PT Mitra Sukses Globalindo	INDONESIA
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	BRAZIL
Tin	CRM Synergies	SPAIN
Tin	Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL
Tin	DS Myanmar	MYANMAR
Tin	PT Putera Sarana Shakti (PT PSS)	INDONESIA

Tin	Mining Minerals Resources SARL	CONGO, DEMOCRATIC REPUBLIC OF THE
Tungsten	A.L.M.T. Corp.	JAPAN
Tungsten	Kennametal Huntsville	UNITED STATES OF AMERICA
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CHINA
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	CHINA
Tungsten	Global Tungsten & Powders LLC	UNITED STATES OF AMERICA
Tungsten	Hunan Chenzhou Mining Co., Ltd.	CHINA
Tungsten	Hunan Jintai New Material Co., Ltd.	CHINA
Tungsten	Japan New Metals Co., Ltd.	JAPAN
Tungsten	Kennametal Fallon	UNITED STATES OF AMERICA
Tungsten	Wolfram Bergbau und Hutten AG	AUSTRIA
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CHINA
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA
Tungsten	Asia Tungsten Products Vietnam Ltd.	VIET NAM
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CHINA
Tungsten	H.C. Starck Tungsten GmbH	GERMANY
Tungsten	TANIOBIS Smelting GmbH & Co. KG	GERMANY
Tungsten	Masan High-Tech Materials	VIET NAM
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA
Tungsten	Niagara Refining LLC	UNITED STATES OF AMERICA
Tungsten	China Molybdenum Tungsten Co., Ltd.	CHINA
Tungsten	Philippine Chuangxin Industrial Co., Inc.	PHILIPPINES
Tungsten	ACL Metais Eireli	BRAZIL
Tungsten	Moliren Ltd.	RUSSIAN FEDERATION
Tungsten	Lianyou Metals Co., Ltd.	TAIWAN, PROVINCE OF CHINA
Tungsten	Hubei Green Tungsten Co., Ltd.	CHINA
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	BRAZIL
Tungsten	Cronimet Brasil Ltda	BRAZIL
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	CHINA
Tungsten	Tungsten Vietnam Joint Stock Company	VIET NAM
The RMI does not provide a specific country of origin of the conflict minerals processed by conformant smelters. Due to business confidentiality reasons, the country of origin data is provided in an aggregated way based on country risk level. Thus, we were not able to determine with certainty the specific countries of origin of the conflict minerals processed by the listed conformant smelters. The list is the possible countries the material may have come from and references the plausible list of mineral mine production by country (RMI report published March 2020, Mineral Mine Production Country”). The list is based on the country of origin data provided by the RMI for RMAP LBMA, and RJC conformant smelters only. To supplement this list, Google conducts independent due diligence into all identified smelters. On a continuous basis, Google requests its suppliers to cease doing business with non-conformant smelters and notifies suppliers that non-conformant smelters are no longer approved to be in Google's supply chain.